July 2, 2018

VIA EDGAR

Ms. Alison White

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Six Circles Trust (formerly 23Wall Trust)

Registration Statement on Form N-1A filed on June 13, 2018 (File Nos. 333-225588, 811-23325) (the “Registration Statement”)

Dear Ms. White:

On behalf of Six Circles Trust (the “Registrant”), we are submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission regarding the Registration Statement. The Staff’s comments were conveyed to the Registrant telephonically on June 20, 2018. Set forth below are the Staff’s comments and the Registrant’s responses thereto. Where revisions to the Registration Statement are referenced in the Registrant’s responses, such revisions will be included in Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”), which the Registrant intends to file concurrently herewith. Defined terms used below have the same meanings as in the Registration Statement.

General Comments

1.	Please disclose, if true, that recoupment is permitted only if it is 3 years from the date of the waiver or reimbursement. If you cannot make this representation, please confirm that you have conducted a FAS 5 analysis and concluded that recoupment is not probable. In addition, please confirm that you have provided the Fund’s auditor with the FAS 5 analysis. Otherwise, you may not show the waiver/expense reimbursement in the fee table. This comment applies to all 4 Funds.

Response: The Registrant confirms that recoupment is only permitted within 3 years of the date of the waiver or reimbursement. The Registration Statement has been revised accordingly.

2.	As the Staff does not believe it is appropriate to use the notional value of a derivative for purposes of compliance with Rule 35d-1, please revise the disclosure which states that “For purposes of this 80% investment policy, the Fund will treat an investment in derivatives as an investment in the securities underlying such derivatives and will value such derivatives at either market value or notional value depending on which it believes is the more appropriate measure of the Fund’s exposure to such derivatives for these purposes.”

Response: The Registration Statement has been revised accordingly.

Tax Aware Ultra Short Duration Fund

3.	Please revise the description of the investment strategy of BNY Mellon so that it is written in plain English, as it is wordy and contains jargon.

Response: The Registration Statement has been revised accordingly.

4.	Please confirm whether the Fund may invest in emerging markets as part of its principal investment strategy.

Response: The Registrant confirms that the Fund may invest in emerging markets as part of its principal investment strategy and has revised the description of the Fund’s principal investment strategy accordingly.

More About the Funds- Investment Risks

5.	Please confirm that Geographic Focus Risk is applicable to the U.S. Unconstrained Equity Fund.

Response: The Registrant confirms that Geographic Focus Risk is applicable to the U.S. Unconstrained Equity Fund and has revised the Fund’s principal risks section accordingly, because the Fund invests primarily in U.S. securities.

SAI

6.	Please revise the disclosure regarding the compensation of the Adviser’s portfolio managers to include the period of time over which each portfolio manager is evaluated relative to the applicable benchmarks, and whether such performance is evaluated pre- or post-tax.

Response: The Registration Statement has been revised accordingly.

Should the Staff have any questions concerning the above, please call the undersigned at (212) 450-4930.

Very truly yours,

/s/ Gregory S. Rowland

Gregory S. Rowland

cc:	Abby L. Ingber, J.P. Morgan Private Investments, Inc.

Nora M. Jordan, Davis Polk & Wardwell LLP